Kaahumanu Center Associates (A Hawaii
Limited Partnership)

Financial Statements for Each of the Three
Years Ended December 31, 2002, 2001 and
2000 and Independent Auditors' Report












 INDEPENDENT AUDITORS' REPORT


To the Partners of Kaahumanu Center Associates:

We have audited the accompanying balance sheets of Kaahumanu Center Associates (a Hawaii limited partnership) as of December 31, 2002 and 2001, and the related statements of operations, changes in partners' capital (deficit), and cash flows for each of the three years in the period ended December 31, 2002.
These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


/S/ DELOITTE & TOUCHE LLP

February 14, 2003








KAAHUMANU CENTER ASSOCIATES

BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS                                      2002         2001

CURRENT ASSETS:
 Cash                                 $    34,424   $    33,960
 Accounts receivable - less
    allowance of $390,250 and
    $250,073 for doubtful accounts        985,845       699,626
 Prepaid expenses                          80,518        31,023

     Total current assets               1,100,787       764,609

PROPERTY:
 Land and land improvements             6,075,618      6,068,132
 Building                              84,163,258     83,724,161
 Furniture, fixtures and equipment      5,317,157      5,147,455
 Construction in process                  273,314        261,380

     Total property                    95,829,347     95,201,128
 Less accumulated depreciation        (32,381,614)   (28,849,489)

     Property - net                    63,447,733     66,351,639

OTHER ASSETS                            1,182,878      1,274,227

TOTAL                                 $65,731,398    $68,390,475



LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
 Current portion of long-term debt    $ 1,339,432    $ 1,228,322
 Accounts payable                         661,311        457,015
 Due to Maui Land & Pineapple
  Company, Inc.                         2,487,836      1,667,283
 Other current liabilities                 53,508         39,453

     Total current liabilities          4,542,087      3,392,073

LONG-TERM DEBT                         56,571,347     57,911,022

OTHER LONG-TERM LIABILITIES               116,611         90,726

     Total liabilities                 61,230,045     61,393,821

CONTINGENCIES AND COMMITMENTS

PARTNERS' CAPITAL                       4,501,353      6,996,654

TOTAL                                 $65,731,398    $68,390,475

See notes to financial statements.






KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                    2002         2001        2000

REVENUES:
 Rental income - minimum         $6,889,397   $7,023,484  $ 7,552,188
 Rental income - percentage       1,204,622    1,009,772    1,372,884
 Other operating income -
   primarily recoveries
   from tenants                   6,755,260    7,172,942    6,728,646

     Total revenues              14,849,279   15,206,198   15,653,718

COSTS AND EXPENSES:
 Interest                         5,202,495    5,245,434    5,332,655
 Depreciation and amortization    3,689,228    3,693,930    3,685,323
 Utilities                        3,128,503    3,301,571    3,400,142
 Payroll and related costs        2,245,133    2,343,025    2,282,740
 Repairs and maintenance            617,771      647,124      701,391
 General excise taxes               591,145      594,008      616,644
 Insurance                          495,307      303,817      333,704
 Real property taxes                360,222      348,689      327,190
 Advertising and promotions         287,903      278,036      241,379
 Management fee                     252,936      251,038      278,907
 Provision for doubtful accounts    160,933      302,613       44,497
 Professional fees                  150,428      194,613      207,240
 Loss on disposal of assets           4,170      364,646           --
 Other expenses                     158,406      244,051      143,992

     Total costs and expenses    17,344,580   18,112,595   17,595,804

NET LOSS                        $(2,495,301) $(2,906,397) $(1,942,086)


See notes to financial statements.






KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                State of
                                                 Hawaii
                                Maui Land &    Employees'
                                 Pineapple     Retirement
                               Company, Inc.     System       Total

PARTNERS' CAPITAL (DEFICIT),
 DECEMBER 31, 1999              $(9,590,378)  $21,435,515  $11,845,137

Net loss - 2000                    (971,043)     (971,043)  (1,942,086)

PARTNERS' CAPITAL (DEFICIT),
 DECEMBER 31, 2000              (10,561,421)   20,464,472    9,903,051

Net loss - 2001                  (1,453,199)   (1,453,198)  (2,906,397)

PARTNERS' CAPITAL (DEFICIT),
 DECEMBER 31, 2001              (12,014,620)   19,011,274    6,996,654

Net loss - 2002                  (1,247,651)   (1,247,650)  (2,495,301)

PARTNERS' CAPITAL (DEFICIT),
 DECEMBER 31, 2002             $(13,262,271)  $17,763,624  $ 4,501,353


See notes to financial statements.





KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                    2002          2001           2000

OPERATING ACTIVITIES:
 Net loss                      $(2,495,301)   $(2,906,397)   $(1,942,086)
 Adjustments to reconcile
    net loss to net cash
    provided by operating
    activities:
    Depreciation and
      amortization               3,689,228      3,693,930      3,685,323
    Loss on property
      disposals                      4,170        364,646             --
    Decrease (increase) in
      accounts receivable         (286,219)       394,206       (474,932)
    Decrease (increase) in
      noncurrent accounts
      receivable                   (55,627)       288,927       (146,295)
    (Decrease) increase in
      accounts payable and
      due to Maui Land &
      Pineapple Company, Inc.       35,344       (39,768)       (702,026)
    Net change in other
      operating assets and
      liabilities                   (9,555)      (11,026)         11,165

     Net cash provided by
       operating activities        882,040     1,784,518         431,149

INVESTING ACTIVITIES -
    Purchases of property         (630,112)   (1,099,123)       (460,224)

FINANCING ACTIVITIES:
 Payments of long-term debt     (1,228,565)   (1,126,674)     (1,018,774)
 Proceeds from Partner
    Advances, net of
    repayments                     977,101       482,298         536,078
 (Decrease) increase in
    bank overdraft                      --       (39,637)         39,637

     Net cash used in
       financing activities       (251,464)     (684,013)       (443,059)

NET INCREASE (DECREASE) IN CASH        464         1,382        (472,134)

CASH, BEGINNING OF YEAR             33,960        32,578         504,712

CASH, END OF YEAR                 $ 34,424       $33,960        $ 32,578


SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION -  Cash
  paid during the
  year for interest             $5,202,000    $5,242,000      $5,328,000


SUPPLEMENTAL INFORMATION RELATING TO NONCASH INVESTING ACTIVITIES
 - Amounts included in accounts payable for additions to property totaled approximately $12,000, $8,000, and $11,000 at December 31, 2002, 2001, and 2000, respectively.


See notes to financial statements.







KAAHUMANU CENTER ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


1. ORGANIZATION

   Kaahumanu Center Associates (Partnership) was formed on June 23, 1993 as a limited partnership between Maui Land & Pineapple Company, Inc. (ML&P), as general partner, and the Employees' Retirement System of the State of Hawaii (ERS), as limited partner. The purpose of the Partnership was to finance the expansion and renovation of Queen Ka'ahumanu Center (Center), which was substantially completed in 1994. The Partnership currently owns and operates the Center.

   The Center is a regional shopping mall located in Kahului, Maui, and currently consists of 570,000 square feet of gross leasable area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The Partnership's policy is to prepare its financial statements using the accrual basis of accounting.

   Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

   Property - Property that was contributed to the Partnership by ML&P is stated at ML&P's net book value at the date of contribution; subsequent additions are stated at cost.
   Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

   Advertising and Promotion - The costs of advertising and sales promotion activities are expensed as incurred.

   Income Taxes - The Partnership is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from the Partnership are reportable by the individual partners.

   Concentration of Credit Risk - The Partnership extends credit to its tenants in the course of its leasing operations. The creditworthiness of existing and potential tenants is evaluated and, under certain circumstances, a security deposit is required.

   New Accounting Pronouncement - On January 1, 2002, the Partnership adopted Financial Accounting Standards Board
   (FASB) Statement No. 144, Accounting for the Impairment of Long-lived Assets. FASB Statement No. 144 provides a single accounting model for impairment of long-lived assets, including discontinued operations. The adoption of FASB Statement No. 144 did not have a material impact on the Partnership's financial statements.

3. PARTNERSHIP AGREEMENTS

   Capital Contributions - ML&P contributed the land and the shopping center improvements as they existed prior to the expansion and renovation project, subject to the existing first mortgage, together with approximately nine acres of adjacent land which became part of the expanded shopping center, for a 99% interest in the Partnership.

   ERS originally contributed $312,000 for a 1% interest in the Partnership and made a loan of $30.6 million to the Partnership. Effective April 30, 1995, after completion of the expansion and renovation and the satisfaction of certain conditions, ERS converted its loan to capital for an additional 49% interest and became a 50% partner with ML&P.

   Allocations and Distributions - Profit and loss allocations and cash distributions of the Partnership are based on the ownership interests of the partners.

   ERS and ML&P each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the Partnership (preferred return). The ML&P preferred return is subordinate to the ERS preferred return. For the purpose of calculating the preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on April 30, 1995. The accumulated unpaid preferred returns at December 31, 2002 were $18 million each for ML&P and ERS.

   Management and Operations - The Partnership has an Operating Agreement with ML&P for the operation of the Center. The Operating Agreement has an initial term of 15 years, which commenced when ERS became a 50% partner, with options to renew for four additional 10-year periods. It provides for certain performance tests, which if not met, could result in termination of the Agreement. Although the tests were not met in 2002, the Partnership has not notified ML&P that it intends to terminate the Agreement.

   ML&P, as managing partner, is responsible for the day-to-day management of the Partnership's business affairs. Major decisions, as defined in the partnership agreement, require the unanimous approval of the partners.

   The Partnership Operating Agreement sets forth that a percentage of revenues be retained for capital improvements.
   The partners agreed to waive the required capital improvement reserve for the years ended December 31, 2002 and 2001.

4. RELATED PARTY TRANSACTIONS

   Pursuant to the Partnership Operating Agreement, the Partnership pays to ML&P an operator's fee equal to 3% of gross revenues, as defined. In 2002, 2001, and 2000, ML&P charged the Partnership $253,000, $251,000, and $279,000, respectively, for management fees.

   In accordance with the Limited Partnership Agreement, the partners may make cash advances to the Partnership as necessary in order to avoid a cash flow deficit. Such advances bear interest at 1% above the rate being charged the Partnership under the mortgage loan (see Borrowing Arrangements). Partner Advances totaled $1,995,000 and $1,018,000 at December 31, 2002 and 2001, respectively. Interest expense on the advances at 9.57% totaled $113,000, $54,000, and $34,000 for 2002, 2001, and 2000, respectively.

   The Partnership does not have any employees. As such, ML&P provides all on-site and administrative personnel and also incurs other costs and expenses, primarily insurance, which are reimbursable by the Partnership. In 2002, 2001, and 2000, ML&P charged the Partnership $2,259,000, $2,634,000, and $2,637,000, respectively, for payroll and other costs and expenses.

   ML&P generates the majority of the electricity that is used by the Center. In 2002, 2001, and 2000, ML&P charged the
   Partnership $2,655,000, $2,952,000, and $3,049,000,
   respectively, for electricity.

   Amounts due to ML&P for management fees, electricity, Partner
   Advances, and reimbursable costs were approximately $2,488,000 and $1,667,000 as of December 31, 2002 and 2001, respectively.

5. OTHER ASSETS

   Other assets at December 31, 2002 and 2001 consisted of the following:

                                         2002          2001

    Deferred costs                 $   288,059   $   435,033
    Noncurrent accounts
      receivable                       894,819       839,194

    Total other assets              $1,182,878    $1,274,227

   Deferred costs are primarily leasing consultation costs and are net of accumulated amortization of $1,277,000 and $1,130,000, respectively, at December 31, 2002 and 2001.

   Noncurrent accounts receivable represents the excess of minimum rental income recognized on a straight-line basis, over the life of the lease, over amounts receivable according to the provisions of the lease, after deducting an estimated amount for amounts not recoverable.

6. BORROWING ARRANGEMENTS

   The Partnership has a mortgage loan which bears interest at 8.57% and is payable in monthly installments of $526,000, including interest, through June 2005 when the entire balance is payable. The loan is collateralized by the Center and is nonrecourse except for the first $10 million, which is guaranteed by ML&P until the Center attains a defined level of net operating income.

   Scheduled principal maturities for the next three years from 2003 through 2005 are as follows: $1,339,000, $1,446,000, and
   $55,125,000, respectively.

7. LEASES

   Tenant leases of the Center provide for monthly base rent plus percentage rents and reimbursement for common area maintenance and other costs. Future minimum rental income to be received under non-cancelable operating leases aggregates $30,626,000 and is receivable during the next five years (2003 through 2007) as follows: $6,036,000, $4,984,000, $3,644,000,
   $2,945,000, $1,703,000, respectively, and $11,312,000
   thereafter.

8. CONTINGENCIES AND COMMITMENTS

   The Partnership had commitments under signed contracts totaling $129,000 at December 31, 2002.

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